[LETTERHEAD OF BCSB BANKCORP, INC.]

August 22, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bancorp, Inc.

Registration Statement on Form S-1, as amended

Request for Acceleration of Effectiveness

File No. 333-141572

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, BCSB Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1, as amended, be declared effective on Friday, August 24, 2007, at 10:00 a.m. or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Joel E. Rappoport or Gary R. Bronstein of Muldoon Murphy & Aguggia LLP at 202.362.0840.

Very truly yours,

BCSB BANCORP, INC.

/s/ Joseph J. Bouffard
Joseph J. Bouffard
President and Chief Executive Officer

cc:	William Friar, Securities and Exchange Commission

[Sandler O’Neill & Partners, L.P. Letterhead]

August 22, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bancorp, Inc.

Registration Statement on Form S-1, as amended

Request for Acceleration of Effectiveness

File No. 333-141572

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join BCSB Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Friday, August 24, 2007 at 10:00 a.m., or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Christopher S. Hooper
Christopher S. Hooper
Authorized Signatory

cc:	William Friar, U.S. Securities and Exchange Commission